August 7, 2009

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 5, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies. page 52

1.
We have read your response to comment 5 in our letter dated July 27, 2009. You have told us you will disclose historical repair and maintenance costs in the MD&A section in future Form 10-K filings. Please disclose repairs and maintenance expense in your future Form 10-Qs as well as in future Form 10-Ks since your business is capital intensive and a future increase in these costs could be reasonably expected given the substantial increase in fixed assets.

Response: With respect to your request, going forward we will disclose repairs and maintenance expense in our future filings of Forms 10-Qs and 10-Ks.

2.
In future filings, please disclose within the PP&E critical accounting policy the amounts of repairs and maintenance and the amounts of “major renewals and betterments” for each period presented. The disclosure should also describe the specific expenditures that are classified as “major renewals and betterments”. This disclosure is needed so that readers can better understand the distinction between these two cost categories as well as the impact on the financial statements. Please show us what this disclosure will look like in your response.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
August 7, 2009

Response: With respect to your request, going forward we will disclose within the PP&E critical accounting policy the amounts of repairs and maintenance expense and the amounts of major renewals and betterments for each period presented in our future filings of Forms 10-Qs and 10-Ks.

The disclosure will be as follows:

If a cost does not extend an asset’s useful life, increase its productivity, improve its operating efficiency, or add additional production capacity, the cost is regarded as repairs and maintenance and recognized as an expense as incurred; if it does, the cost is regarded as major renewals and betterments and capitalized.

The repairs and maintenance expense that has been recognized in each of the last three fiscal years ending December 31, 2006, 2007, and 2008 are $59,330, $227,248 and $819,283, respectively. The increase in repairs and maintenance expense for the fiscal year ended December 31, 2008 was primarily due to the additional cost on the PP&E that were acquired through the acquisition of Copperweld in October 2007.

For the years ended December 31, 2006, 2007 and 2008, there were no amounts expended for major renewals and betterments that were capitalized.

Note 5 -- Plant and equipment, page F-18

3.
We have read your response to comment 4 in our letter dated July 27, 2009. You have told us that construction of Tower B as a hotel commenced in 2003 but that in 2007 you amended the construction plans from a hotel to an office building. As such, it appears that in 2007 all “hotel”-related costs should have been written off since they would have no future benefit. Therefore, please tell us and disclose in future filings, the amount of the 2007 write-off. If no write-off was recorded, please explain to us your basis in GAAP therefor.

Response:  When we amended our construction plans for Tower B from a hotel to an office building in 2007, we determined that the assets related to the construction of Tower B were not impaired and did not require any write-offs.  The primary reason for this determination was that there were no significant adverse changes to the exterior and interior structures of Tower B when the decision was made to amend the future construction plans of Tower B from a hotel to an office building.  Further, there were no such “hotel-related” costs to Tower B in 2007, in that the costs related to the construction of Tower B at the time of management’s decision to amend future construction plans was related to the main interior and exterior framework of Tower B, which is necessary regardless of whether we were constructing an office building or a hotel.  With respect to the construction of both Towers A and B, which construction work for both projects commenced in 2003, the Towers were constructed side by side with identical exterior structures as well as similar interior assembly.  All such construction work of Tower B that was put in place at the time was similar to that of Tower A, which is currently our primary office building. Any such construction work specific to the hotel building had not yet begun when the construction plans were changed on Tower B.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
August 7, 2009

With respect to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” an impairment is defined as a condition that exists when the carrying amount of a long lived asset exceeds its fair value and an impairment loss is to be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  We have determined that there was no significant decrease in the market price of Tower B, there were no adverse changes of Tower B’s physical condition and lastly we believe that the estimated future cash flows of Tower B is greater than that of its cost.

4.	In future filings, please separately disclose in the Item 102 of Regulation S-K Properties section of the Form 10-K that Tower A is all administration and corporate office space.

Response:  We will separately disclose in Item 102 of Regulation S-K Properties section of the Form 10-K that Tower A is an administrative and corporate office space.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mitchell S. Nussbaum, of Loeb & Loeb LLP, our legal counsel at (212) 407-4159.

Sincerely, /s/ Christopher Wenbing Wang Christopher Wenbing Wang Chief Financial Officer